SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of December, 2010
Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
EXHIBIT INDEX
Exhibit 1
Exhibit 2

The following documents are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-161829 and 333-170580) as amended, and Form S-8 (No. 333-161620) of Agrium Inc.:
1.	Business Acquisition Report, dated December 15, 2010; and

2.	Consent of Ernst & Young LLP, dated December 15, 2010.
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agrium Inc.
Date: December 15, 2010	By:	/s/ Gary J. Daniel
		Name:	Gary J. Daniel
		Title:	Corporate Secretary & Senior Legal Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Business Acquisition Report, dated December 15, 2010
2.	Consent of Ernst & Young LLP, dated December 15, 2010